1. Name and Address of Reporting Person
   Lazarus, Charles
   Toys R Us, Inc.
   461 From Road
   Paramus, NJ 07652-3526
2. Issuer Name and Ticker or Trading Symbol
   Toys R Us, Inc. (TOY)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   02/2003
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   |         +-----------+---+----------+   Year       |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |         |Amount     |A/D|Price     |              |   (I)     |   ship     |
+------------------------------+----------+----------+---------+-----------+---+----------+--------------+-----------+------------+
Common Stock                    02/06/2002            A         744         A   $17.8000                  D
                                                                                <F1>
Common Stock                    05/09/2002            A         927         A   $16.9888                  D
                                                                                <F1>
Common Stock                    08/07/2002            A         237         A   $12.6562   74700          D
                                                                                <F1>
Common Stock                                                                               0              I           By Wife

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   |Day/   |Day/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|at End |direct |Owner-|
|Security  |Security|Year)  |Year)  |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |of Year|(I)    |ship  |
+----------+--------+-------+-------+---------+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $18.16   06/10/2         A         30000       06/10/2005 06/10/2012 Common  30000    $0.0000    30000   D
Option               002                                   <F2>                  Stock
(Right to
Buy)
Stock       $21.41                                                    06/10/2009 Common                      30000   D
Option                                                                           Stock
(Right to
Buy)

Explanation of Responses:

<F1>
As a Non-Employee Director, the Company has agreed to credit the value of my director fees under the Toys "R" Us, Inc. Stock Unit Plan for Non-Employee Directors to a stock account maintained by the Company in the form of Stock Units and use the funds to purchase shares of the Company's Common Stock to be set aside for my eventual benefit. The Stock Units will generally be settled by delivery of the Common Stock upon completion of a one year vesting period. The shares of Common Stock underlying my Stock Units were acquired on the open market at the price noted.
<F2>
Grant of option to purchase shares of the Company's Common Stock under the Toys "R" Us, Inc. Non-Employee Directors' Stock Option Plan. Subject to certain conditions, one-third of the total number of shares covered by the option becomes exercisable on a cumulative basis on each of the third, fourth and fifth anniversaries of the date of the grant.

SIGNATURE OF REPORTING PERSON
/s/ Charles Lazarus

DATE
03/14/2003